Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  October 17, 2003
                                 For more information: +31 75 659 57 20

Ahold files Annual Report 2002 on Form 20-F with SEC

o Net loss under U.S. GAAP for 2002 of Euro 4,328 million (Dutch GAAP: Euro 1,208 million)

o    Shareholders' equity under U.S. GAAP of Euro 8,541 million (Dutch GAAP:
     Euro 2,609 million)

Zaandam, The Netherlands, October 17, 2003 -- Ahold today confirmed that it has submitted its Annual Report 2002 on Form 20-F on October 16, 2003, to the United States Securities and Exchange Commission ("SEC"). The document will be posted on the SEC website later today.

In addition to the audited consolidated financial statements for 2002 as presented on October 2, 2003, Form 20-F contains information on the operational performance of Ahold's operating companies, an outlook for 2003, which is summarized below, and information with regard to legal and corporate governance issues. The company also has made editorial improvements to and corrected inadvertent mistakes in the notes to its financial statements contained in Item 18 of the Form 20-F, published by the company on October 2, 2003. These changes have no impact on the reported results and financial position.

During the presentation of the company's 2002 annual results under Dutch GAAP on October 2, 2003, Ahold indicated that it expected a significantly higher net loss under U.S. GAAP for 2002. The net loss under U.S. GAAP was Euro 4,328 million (Euro 1,208 million Dutch GAAP). The higher net loss under U.S. GAAP was primarily a result of additional goodwill impairments of Euro 3,485 million, of which Euro 2,632 million was related to U.S. Foodservice. Taking into account the impairment charges, shareholders' equity under U.S. GAAP as of year-end 2002 was Euro 8,541 million (Dutch GAAP Euro 2,609 million). A description of the principal differences between U.S. GAAP and Dutch GAAP relevant to Ahold is found in Note 32 in Item 18 of the Form 20-F.

                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com                                                         1/2

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Ahold also provided additional information on the terms and conditions of the
ICA AB (formerly ICA Ahold AB) put option, which clarifies information publicly provided on October 2, 2003. Ahold owns a 50% interest in ICA AB, with Canica AS (20%) and ICA Forbundet AB (30%). Under the shareholders' agreement of ICA AB, Ahold will be able to nominate a majority of the members of the ICA AB board of directors, only if Ahold acquires more than 70% of the shares and voting rights of ICA. If Ahold is unable to nominate a majority of the ICA AB board of directors, Ahold may not have control over ICA AB.

As disclosed on October 2, 2003, the company indicated that it would have to pay at least Euro 1.3 billion for all of the shares held by the ICA partners. Subsequent to that, new information was provided to Ahold and the ICA partners that enables Ahold to be more precise in its current estimate of what it would have to pay for all of the remaining shares of the ICA partners. As a result, Ahold currently estimates that the amount that it would have to pay under the existing option would be approximately Euro 1.8 billion. The company points out that this current estimate is by no means definitive as the valuation procedure for the ICA shares is not likely to be completed before the second quarter of 2004. The outcome, therefore, depends on future market conditions and presently unknown parameters to be applied in the valuation.

Outlook 2003
The distractions caused by the events surrounding the announcement on February 24, 2003 and the related investigations are expected to have had a negative impact on our business. We expect that 2003 consolidated net sales will be negatively affected by the weak global economy and strong competition in the markets where we operate. Ahold's 2003 net sales will also be reduced by the divestment of some businesses. Operating expenses, excluding the impact of currency exchange rates, goodwill impairment charges and the 2002 exceptional loss related to the Velox default, will be significantly higher in 2003 than in 2002. Ahold expects that net financial expenses, excluding the impact of currency exchange rates, will also be higher than in 2002. Professional fees of lawyers and accountants, together with refinancing costs, will have a significant impact on 2003 income.

Additional information on the outlook for 2003 and the 2002 results of certain segments and operating areas is found in Item 5 of the Form 20-F.

Form 20-F is available on Ahold's corporate website at www.ahold.com

Ahold Corporate Communications: +31.75.659.57.20

Certain statements in this presentation are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, estimations as to the amount Ahold would have to pay under the ICA put option and expectations as to 2003 net sales, operating expenses, net financial expenses, professional fees and refinancing costs. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, changes in the value of the ICA shares, economic conditions, changes in currency exchange rates, changes in the levels of competition in the markets in which we operate, our ability to successfully carrey out our cash flow, debt reduction, refinancing and divestment plans, changes in interest rates, changes in our liquidity needs and other ,factors discussed in Ahold's Annual Report on Form 20-F for fiscal 2002. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this presentation. For a more detailed discussion of certain of these and other risks and factors, see Ahold's Annual Report on Form 20-F for fiscal 2002. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.